Exhibit 99.1

TAOMEE ANNOUNCES COMPLETION OF GOING PRIVATE TRANSACTION

SHANGHAI, June 22, 2016 — Taomee Holdings Limited (“Taomee” or the “Company”) (NYSE: TAOM), one of the leading children’s entertainment and media companies in China, today announced the completion of its merger (the “Merger”) with Orient TM Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Orient TM Parent Limited (“Parent”), pursuant to the previously announced agreement and plan of merger (the “Merger Agreement”) dated December 11, 2015 by and among Parent, Merger Sub and the Company. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on April 15, 2016, (a) each of the Company’s ordinary shares, par value US$0.00002 per share (each a “Share”) issued and outstanding immediately prior to the effective time of the Merger, has been cancelled in exchange for the right to receive US$0.1884 in cash per Share, and (b) each of the Company’s American depositary shares (each an “ADS”), each representing twenty (20) ordinary shares, together with the Shares underlying such ADS issued and outstanding immediately prior to the effective time of the Merger, has been cancelled in exchange for the right to receive US$3.767 in cash per ADS (less US$0.05 per ADS cancellation fees), in each case, net of any applicable withholding taxes, other than (i) Shares (including Shares represented by ADSs) beneficially owned by certain rollover shareholders, and (ii) Shares (including Shares represented by the ADSs) beneficially owned by the Company or held by the Company as treasury shares or held by the Company’s depositary that are reserved (but not yet allocated) by the Company for settlement upon exercise of any Company equity awards.

Shareholders of record as of the effective time of the Merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration (net of any applicable withholding taxes). Shareholders should wait to receive the letter of transmittal before surrendering their share certificates.

ADS holders of record as of the effective time of the Merger who are entitled to the merger consideration will automatically receive from JPMorgan Chase Bank, N.A., as the Company’s ADS depositary, US$3.767 per each ADS held by them (less an ADS cancellation fee of US$0.05 per ADS) in cash, without interest and net of any applicable withholding taxes, in exchange for the surrender and cancelation of such ADSs.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (“NYSE”) be suspended as of the close of trading on June 22, 2016. The Company requested NYSE to file a Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or the “Company”) is China’s leading player in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games, and mobile applications, as well as through traditional media, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong, and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statement

This press release contains certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar expressions. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Angela Wang
Taomee Holdings Limited
+86-21-6128-0056 Ext 8651
ir@taomee.com